Exhibit 12.1
Bluegreen Corporation
Ratio of Earnings to Fixed Charges

	YTD Q3 2008		2007		2006		2005		2004		2003
Income from Continuing Operations		$24,089		$59,215		$62,491		$80,532		$73,266		$35,585
Adjustments
Fixed Charges	24,383		39,801		30,924		24,433		26,321		24,401
Capitalized Interest	(11,027)	13,356	(15,529)	24,272	(12,139)	18,785	(9,959)	14,474	(7,896)	18,425	(7,158)	17,243

Earnings, as defined		$37,445		$83,487		$81,276		$95,006		$91,691		$52,828

Fixed Charges:
Interest Expense, including Amortization of loan costs	13,356		24,272		18,785		14,474		18,425		17,243
Capitalized Interest	11,027		15,529		12,139		9,959		7,896		7,158

Fixed Charges		$24,383		$39,801		$30,924		$24,433		$26,321		$24,401
Ratio of earnings to fixed charges		1.54		2.10		2.63		3.89		3.48		2.16